UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

EPIQ SYSTEMS, INC.
(Name of Issuer)

Common Stock, $.01 Par Value
(Title of Class of Securities)

26882D 109
(CUSIP Number)

Keith M. Pinter, Esq.
Wormser, Kiely, Galef & Jacobs LLP
825 Third Avenue
New York, New York 10022
(212) 687-4900
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 15, 2005
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition that; is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.113d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format include a signed original and five copies of the schedule, including all exhibits. See
Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.



The information required on the remainder of this cover page shall not be deemed to be 'filed' for the purpose of Section 18 of the Securities Exchange Act of 1934 ('Act') or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No.  26882D 109

	1.	Name of Reporting Person:
		Ajuta International Pty. Ltd.

	2.	Check the Appropriate Box if a Member of a Group (See
Instructions):
		(a)
		(b)

	3.	SEC Use Only:


	4.	Source of Funds (See Instructions):
		00

	5.	Check if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 9(e):


	6.	Citizenship or Place of Organization:
		Australia

		7.	Sole Voting Power:
		1,228,501


Number of
Shares		8.	Shared Voting Power:
Beneficially		0
Owned by

Each
Reporting	9.	Sole Dispositive Power:
Person With		982,801

      10.	Shared Dispositive Power:
      	245,700

11.	Aggregate Amount Beneficially Owned by Each Reporting
Person:
	1,228,501

	12.	Check if the Aggregate Amount in Row (11) Excludes
Certain Shares (See
		Instructions):

	13.	Percent of Class Represented by Amount in Row (11):
		6.4%

	14.	Type of Reporting Person (See Instructions):
		CO

This Schedule 13D relating to shares of common stock $.01 par value (the 'Common Stock'), of EPIQ Systems, Inc., a Missouri corporation (the 'Issuer'), is being filed by Ajuta International Pty. Ltd., an Australian company ('Ajuta') to report an increase in its beneficial ownership of the Securities of the Issuer.

Item 1.  Security and Issuer

The title of the class of equity securities to which this statement relates is the Common Stock of the Issuer owned by Ajuta. The Issuer's principal executive offices are located at 501 Kansas Avenue, Kansas City, Kansas 66105.

Item 2.  Identity and Background

(a) - (c) Ajuta, the entity filing this Schedule 13D, is an Australian company, and its principal business address and principal office is Calico House, 42 Bow Lane, London, England. Ajuta's activities consist of acting as trustee of Hypatia Trust, a trust created under the laws of Victoria, Australia. Other than its sole executive officer and director, there are no persons or corporations controlling or ultimately in control of Ajuta.

(d) - (e) Neither Ajuta nor any of its executive officers or directors has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws.

(f)  The sole executive officer and director of Ajuta is Susan
M. Lord.  Her business address is Calico House, 42 Bow Lane,
London, England, and her present principal occupation is acting as director of Ajuta.

Item 3.  Source and Amount of Funds or Other Consideration

Pursuant to the Stock Purchase Agreement dated as of November 15, 2005 (the 'Stock Purchase Agreement') between Ajuta, as trustee of Hypatia Trust, and Epiq Systems Acquisition, Inc., a Delaware corporation ('Epiq Acquisition'), a subsidiary of the Issuer, Ajuta sold and transferred to Epiq Acquisition all of the outstanding shares of nMatrix, Inc., a Delaware corporation, and nMatrix Australia Pty. Ltd., an Australian company (collectively, 'nMatrix') for a consideration consisting of (i) One Hundred Million Dollars ($100,000,000.00) plus (ii) 1,228,501 shares of Common Stock, having a value of Twenty Five Million Dollars ($25,000,000) based on a per share valuation of $20.35, the average NASDAQ closing price of the Issuer's Common Stock for the 40 consecutive trading days ending on November 9, 2005.

Item 4.  Purpose of Transaction

Ajuta's purpose in the sale of nMatrix as described in item 3 above was to realize the maximum value from the sale of the shares of nMatrix. The 1,228,501 shares of Common Stock were offered to Ajuta by Issuer as a portion of the total purchase price of the nMatrix shares. Ajuta is acquiring the 1,228,501 shares of Common Stock for investment with the goal of realizing the maximum value of said Common Stock. Except as set forth in this Statement, Ajuta does not have any plans or proposals which relate to or would result in:


	(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

	(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

	(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

	(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

	(e) Any material change in the present capitalization or dividend policy of the Issuer;

	(f) Any other material change in the Issuer's business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

	(g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

	(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

	(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section
12(g)(4) of the Act; or

	(j)  Any action similar to any of those enumerated above.


Item 5.  Interest in Securities of the Issuer

	(a) Ajuta is now deemed to be the beneficial owner of 1,228,501 shares of the Issues Common Stock, comprising 6.4 percent of the issued and outstanding shares of Common Stock of the Issuer. The calculations in this Section 13D are based upon 18,008,699 shares of Common Stock issued and outstanding as of October 12, 2005 (based on disclosures made by the Issuer in its Form 10-Q for the quarter ended September 30, 2005) together with the 1,228,501 additional shares of Common Stock issued pursuant to the Stock Purchase Agreement. The foregoing calculation is made pursuant to Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended.

	(b) Ajuta has the sole power to vote the 1,228,501 shares of Common Stock deemed to be beneficially owned by it. Ajuta has the sole power to dispose of 982,801 shares and the shared power to dispose of 245,700 shares of the Common Stock deemed to be beneficially owned by it. Pursuant to the Escrow Agreement dated as of November 15, 2005 (the 'Escrow Agreement') among the Issuer, Ajuta and Wells Fargo Bank, N.A. (the 'Escrow Agent'), 245,700 shares of the Common Stock deemed to be beneficially owned by Ajuta are held in escrow by the Escrow Agent and may only be disposed of prior to May 14, 2007 pursuant to mutual instructions issued by Ajuta and the Issuer, or to satisfy a successful indemnity claim by Epiq Acquisition under the Stock Purchase Agreement.

	(c) No other transactions in the Common Stock were effected during the past sixty days by Ajuta.

	(d) Pursuant to the Escrow Agreement, the Issuer has the right to receive the proceeds from the sale of the Common Stock held under the Escrow Agreement in the event that Epic
Acquisition successfully asserts an indemnity claim against Ajuta under the Stock Purchase Agreement.

	(e)  Not applicable.

Item 6.  Contracts, Arrangements, Understandings or
Relationships With Respect to Securities of the
       Issuer.

	The Escrow Agreement, which provides for the voting and disposition of 245,700 shares of the Common Stock deemed beneficially owned by Ajuta, is described in Item 5(b) above.

	Pursuant to the Stock Purchase Agreement, Issuer entered into a Registration Rights Agreement dated November 15, 2005, between Ajuta and Issuer (the 'Registration Rights Agreement'). The Registration Rights Agreement provides that, subject to receipt of necessary information from Ajuta, Issuer will prepare and file with the SEC, as soon as practicable after March 1, 2006, but not later than April 15, 2006, a registration statement to enable the reoffer and resale by Ajuta of the shares of Issuer Common Stock transferred in connection with the acquisition on a delayed or continuous basis under Rule 415 of the Securities Act, and use its best efforts to cause the registration statement to become effective as soon as reasonably practicable after the filing of the registration statement. Issuer is required to keep the registration statement effective during the registration period, which ends not later than November 15, 2007. If Issuer files a future shelf registration statement in conjunction with an offering of Issuer common stock, the Registration Rights Agreement also includes the right of Ajuta to register its Issuer shares under that shelf registration statement.

	The Registration Rights Agreement includes a limited price protection provision, which provides that if Ajuta sells any Issuer shares pursuant to the registration statement at a per share price (before commissions and other transaction expenses, the 'Sale Price') lower than $20.35, then Issuer will pay Ajuta an amount in cash equal to the number of Issuer shares sold by Ajuta multiplied by the difference between the $20.35 minus the Sale Price. The limited price protection provisions terminates permanently, and will no longer be effective, as of the close of business on the date that is after any 15 trading days on which Ajuta may lawfully sell shares under the registration statement and the last sale price for Issuer's common stock on the Nasdaq National Market, or any other national securities exchange or automated quotation system on which Issuer common stock is then traded, has been equal to or greater than $20.35.

	Except as set forth in this Schedule 13D, neither Ajuta nor, to Ajuta's knowledge, any of its directors or executive officers has any other contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer.

Item 7.  Material to be Filed as Exhibits.

Exhibit 1	Registration Rights Agreement dated November 15, 2005
between Ajuta International Pty. Ltd., as trustee of Hypatia Trust, and Epiq Systems, Inc. (filed as
Exhibit 10.2 to the Issuer's Current Report on Form 8-
K dated November 21, 2005 [File No. 0-22081] and incorporated herein by reference).

Exhibit 2	Escrow Agreement dated as of November 15, 2005 among
Epiq Systems, Inc., Ajuta International Pty. Ltd. as trustee of Hypatia Trust, and Wells Fargo Bank, N.A., as Escrow Agent.

SIGNATURE

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


									November 23, 2005

									(Date)


							AJUTA INTERNATIONAL PTY. LTD.


									/s/ Ira B. Stechel

									(Signature)


									Attorney-in-Fact

									(Name/Title)